Exhibit 99.B(d)(7)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
Aikya Investment Management Limited

As of June 16, 2023, as amended January 3, 2024

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional International Trust

Emerging Markets Equity Fund

[REDACTED]

[REDACTED]

As of the effective date of this Schedule B the Global Emerging Markets Funds are as follows:

•	SEI Institutional International Trust Emerging Markets Equity Fund;

•	(SEI Canada) Emerging Markets Equity Fund; and

•	SEI GMF the SEI Emerging Markets Equity Fund.

Agreed and Accepted:

SEI Investments Management Corporation		Aikya Investment Management Limited

By:	/s/ James Smigiel	By:	/s/ Rahul Desai

Name:	James Smigiel	Name:	Rahul Desai

Title:	Chief Investment Officer	Title:	Portfolio Manager

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